

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2012

<u>Via E-mail</u>
Patrick H. Gaines
Chief Executive Officer
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia V6E 4G1

> **Re: LML Payment Systems Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed October 12, 2012**
> **File No. 000-13959**

Dear Mr. Gaines:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Bernard Pinsky